FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                        MANAGEMENT CHANGES AT HSBC FRANCE

Charles-Henri Filippi has decided to retire from his executive positions as CEO of HSBC France and of Group Managing Director of HSBC Holdings from 1 September 2007.

Charles-Henri Filippi will continue as non-executive Chairman of HSBC France.

Peter Boyles, presently Group Head of Human Resources, will succeed Charles-Henri Filippi as CEO of HSBC France. Peter joined HSBC in 1975 and has held senior roles in the Far East, the Middle East and Europe. He has served as CEO of HSBC in Qatar and spent three years as Deputy CEO of HSBC in Malaysia. A French speaker, he served as General Manager for Corporate and Transactional Banking for HSBC in France from October 2000 until November 2005, helping manage the integration of CCF into the HSBC Group.

Christophe de Backer, Directeur General Adjoint (General Manager) of HSBC France, will be appointed as Directeur General Delegue (Deputy CEO). Christophe has 17 years experience at HSBC in France, including seven years in investment banking before working in asset management, insurance and wealth management and most recently private banking.

Charles-Henri Filippi said: "After twenty exciting and happy years with CCF and latterly with HSBC, including the successful launch of the HSBC brand in France, and the successful integration of the French teams within HSBC, this is a natural time for me to stand back and pursue other personal interests. However, at the request of Group Chairman, Stephen Green, I will remain non-executive Chairman to ensure a smooth handover.

"Peter Boyles is well known and respected by our French teams and his appointment as CEO of HSBC France, as well as Christophe's appointment, will be welcomed by my colleagues."

HSBC has 1.1 million personal customers and 165,000 business customers in France, the world's fifth wealthiest economy, and had a 37 per cent increase in the number of new customers acquired in 2006 from 2005. It has US$107 billion of assets under management as at 31 December 2006, growing at an annual rate of nine per cent in 2006 and the fifth largest Corporate Investment bank in the French market, with revenue growing 17 per cent in 2006 from 2005.

Stephen Green, Group Chairman, said: "HSBC has become a household name in France. Charles-Henri has made an outstanding contribution to this success and I am delighted that he will continue to be closely associated with our progress. I wish Peter, Christophe, and the team in France every success in continuing to develop our business."


Brief biographies for Charles-Henri Filippi and Peter Boyles follow:

                                  Peter Boyles
         Group General Manager and Chief Executive Officer (Designate)
                                  HSBC France

Peter Boyles joined The Hongkong & Shanghai Banking Corporation Ltd in 1975 as an International Manager Trainee. Between 1976 and 1987 Peter held various posts in the Middle East, Hong Kong and the Solomon Islands encompassing branch management, Trade Finance, operations and Corporate Banking.

From 1987 to 1993 Peter worked in Hongs Division of Corporate Banking in Hong Kong, before taking up the role of Senior Manager, Abu Dhabi. This was followed by a third tour in Qatar as Chief Executive Officer and three years in Malaysia as Deputy Chief Executive Officer.

From 2000 he was appointed General Manager, Corporate & Transactional Banking for HSBC in France, where he helped manage the integration of CCF into the Group.

Peter was appointed a Group General Manager on 1 January 2006 and assumed responsibility for Group Human Resources. In May 2007 he was appointed Chief Executive Officer of HSBC France, and will serve in official capacity beginning in September 2007.

Peter is married with three sons and a daughter and lives in France.



                             Charles-Henri Filippi
               Chairman and Chief Executive Officer, HSBC France
                   Group Managing Director, HSBC Holdings plc

Charles-Henri Filippi was born in France in 1952 and was educated at the Institut d'Etudes Politiques (in Paris) and at the Ecole Nationale d'Administration.

Following a number of senior appointments in the French Civil Service (1979-1987), he joined Banque Stern as a director.

He then joined CCF in 1987 as Special Advisor to the Chief Executive Officer. He was appointed Executive Vice President, Corporate Finance and Banking in 1989, then Senior Executive Vice President, and Managing Director in 1993. He became Group Executive Vice President, Head of Corporate Finance and Banking in 1995. In 1998, he was appointed Executive President and joined the Board of CCF, also becoming Chairman and Chief Executive Officer of HSBC CCF Investment Bank (France).

After HSBC's acquisition of CCF in 2000, Mr Filippi was appointed Executive Director of HSBC Investment Banking and Markets and joined the Board of HSBC Bank plc. He was appointed Group General Manager & Global Head of Corporate and Institutional Banking for HSBC Holdings in November 2001, and moved to London. He also became a member of the HSBC Group's Executive Committee.
In May 2002, Corporate and Institutional Banking was integrated within the Corporate, Investment Banking and Markets division and, in addition to his current role, Mr Filippi took on the wider relationship banking responsibilities for the division.

Chairman and Chief Executive Officer of HSBC France since 1 March 2004, he is a member of the Group Management Board for HSBC Holdings plc and responsible for co-ordinating HSBC Group's strategy in the eurozone.

He is married and has four children.


Note to editors:
HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 82 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$1,861 billion at 31 December 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  29 May, 2007